October 15, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Breitburn Energy Partners LP
Amendment No. 2 to Registration Statement on Form S-4
Filed October 9, 2014
File No. 333-198277

Ladies and Gentleman:

Set forth below are the responses of Breitburn Energy Partners LP (the “Partnership,” “Breitburn,” “we,” “us” or “our”), to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by teleconference on October 14, 2014, with respect to Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-198277, filed with the Commission on October 9, 2014 (the “Registration Statement”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 3 marked to show all changes made since Amendment No. 2 to the Registration Statement.

For your convenience, the response is prefaced by text substantially similar to the Staff’s oral comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Registration Statement on Form S-4

Exhibits

1.	We note that the tax opinions filed as exhibits to the Registration Statement do not opine as to Breitburn and QR Energy, LP being classified as partnerships under the Internal Revenue Code of 1986, as amended. Please revise the opinions to cover these entities or advise why you do not believe such opinion points are necessary.

Response: We have revised the Registration Statement so that the tax opinions of Latham & Watkins LLP and Vinson & Elkins L.L.P. opine as to the qualification of Breitburn and QR Energy, LP, respectively, as partnerships under the Internal Revenue Code of 1986, as amended. Please see pages 133 and 137 of Amendment No. 3, page two of Exhibit 8.1 and page one of Exhibit 8.2.

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October 15, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sean T. Wheeler of Latham & Watkins LLP at (713) 546-7418.

Very truly yours,

BREITBURN ENERGY PARTNERS LP

By:	/s/ James G. Jackson
Name:	James G. Jackson
Title:	President and Chief Financial Officer

Enclosures

cc:	Roberta E. Kass
Lawrence C. Smith
Sean T. Wheeler
Michael E. Dillard